July 2, 2010

VIA EDGAR AND FEDERAL EXPRESS

Terence O’Brien
Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC  20549-7010

Re:	URS Corporation
Definitive Proxy Statement on Schedule 14A Filed on April 21, 2010
Form 10-Q for the period ended April 2, 2010 Filed May 12, 2010
File No. 1-07567

Dear Mr. O’Brien:

We are providing to the staff of the SEC’s Division of Corporation Finance (the “Staff”) the responses of URS Corporation (the “Company” or “we”) to the comments in your letter dated June 8, 2010 regarding the Company’s Form 10-Q for the period ended April 2, 2010, filed with the SEC on May 12, 2010, and the Definitive Proxy Statement on Schedule 14A filed on April 21, 2010.  For your convenience, each response below corresponds to the italicized comment that immediately precedes it, each of which has been reproduced from your letter in the order presented.

Definitive Proxy Statement on Schedule 14A Filed on April 21, 2010

Executive Compensation, page 41

Compensation Discussion and Analysis, page 41

Summary Compensation Table, page 57

1.
Given your disclosure in the last paragraph of page 52 stating that in 2009 the Compensation Committee did not grant Mr. Koffel any equity awards, please tell us with a view toward future disclosure, what the $2,033,500 value in the “Stock Awards” column for year 2009 represents. Please see Item 402(c)(2)(v) of Regulation S-K and Instruction 3 to such Item.

Response:

As required under Regulation S-K Item 402(c)(2)(v), the amount shown in column (e) of the Summary Compensation Table for Mr. Koffel reflects the grant date fair value, calculated under ASC Topic  718, of a tranche of the performance-based portion of a multi-year award of an aggregate of 300,000 shares of restricted stock that was approved by the Compensation Committee in December 2008, but was deemed, for financial reporting purposes, to have been granted to Mr. Koffel in March 2009.

In December 2008, the Compensation Committee approved the grant to Mr. Koffel of an award  composed of three tranches that were scheduled to vest on April 1, 2010, April 1, 2011 and April 1, 2012, respectively, subject to satisfaction of (1) service-based vesting and (2) service-and performance-based vesting conditions. More specifically, under the award, 50,000 shares of restricted stock were scheduled to vest on the respective vesting dates if, in each case, Mr. Koffel’s continuous service with the Company had not terminated prior to the vesting date. An additional 50,000 shares of restricted stock were scheduled to vest on the respective vesting dates, if, in each case, (1) Mr. Koffel’s continuous service with the Company had not terminated prior to the vesting date and (2) the Company had satisfied its net income target established by the Compensation Committee during the first quarter of the fiscal year preceding each of the vesting dates.

Under ASC Topic 718, an award is not deemed to be granted until several conditions are satisfied, including the condition that the employer and employee have reached a mutual understanding with regard to the award’s key terms and conditions.  A mutual understanding was reached on the approval date as to all of the key terms and conditions of the 150,000 shares subject to service-based vesting and thus, they were reported in the Grants of Plan-Based Awards Table in the Company’s proxy statement for its 2009 annual meeting as a single grant made to Mr. Koffel in 2008. However, the nature and amount of the annual performance target was one of the key terms and conditions related to the performance-based portion of the award.  Under ASC Topic 718, if all of the annual performance targets had been set at the commencement of the multi-year period, that would have been the grant date for the entire award and the grant date fair value for all tranches of the award would have been measured at that time.  However, in this case, each annual net income performance target was, or will yet be, set annually during the first quarter of the fiscal year preceding each of the single-year performance periods; thus, under ASC Topic 718, each of those dates constitutes a separate grant date for purposes of measuring the grant date fair value of the respective tranches of the performance-based portion of the multi-year award.

With respect to the tranche of performance-based shares that was scheduled to vest in 2010, the net income performance target was determined by the Compensation Committee on March 26, 2009, which date was treated, for financial reporting purposes, as the grant date applicable to that tranche.  As a result, consistent with ASC Topic 718, the grant date fair value for the year's performance period of the performance-based shares is reported in the Summary Compensation Table. The Company determined that satisfaction of the performance condition of the award was probable and, therefore, reflected the award in the Summary Compensation Table as if the entire performance-based tranche had fully vested.

(Note that the first performance-based tranche did in fact vest on April 1, 2010 under the terms of the award.)  The full grant date fair value of that performance-based tranche, as calculated under ASC Topic 718, was $2,033,500, which was the amount reported in the “Stock Awards” column of the Summary Compensation Table.

We appreciate the Staff’s pointing out the potential confusion that could arise between a “grant” deemed to be made for financial reporting purposes, as shown in the table on page 57, and the absence of a “grant” actually made for corporate purposes, as reflected in the text on page 52. In future disclosures, we propose to clarify the language on page 52 (to the extent applicable) to indicate that the Compensation Committee “determined not to approve any additional equity grants to Mr. Koffel, primarily because Mr. Koffel’s employment agreement and supplemental executive retirement agreement were substantially modified in fiscal year 2008 and he received a significant multi-year award of 300,000 shares of restricted stock at that time. (As required under the SEC rules and ASC Topic 718, a portion of the award approved in 2008 is shown in the Summary Compensation Table and the Grants of Plan-Based Awards Table as having been granted, for financial reporting purposes, in 2009.)”

Form 10-Q for the period ended April 2, 2010

Note 5, Joint Ventures, page 12

2.
You disclose on page 13 that your review of your joint ventures resulted in the identification and consolidation of several immaterial joint ventures, which, under the previous standard, should have been consolidated. You also disclose on page 43 that the decrease in the Energy & Construction business’ equity income was offset by $12.6 million in the aggregate, attributable to two U.K. joint ventures that were not consolidated during the three months ended April 2, 2010. Please address the following in your response letter:

i) specifically explain for each joint venture/equity investee why consolidation of the several immaterial joint ventures (“newly consolidated joint ventures”) and deconsolidation of the U.K. Joint ventures (“newly deconsolidated joint ventures”) was required by US GAAP;

Response:

In connection with our implementation of the amended consolidation guidance in ASC Topic 810, which became effective for us at the beginning of our fiscal year 2010, a review of our joint ventures resulted in the identification and consolidation of several immaterial joint ventures, which should have been consolidated under the previous standard (FASB Interpretation No. 46(R) or “FIN 46(R)”).  The table below summarizes the accounting method used, the correct method that should have been used, and the reasons why consolidation was required by U.S. GAAP for each joint venture/equity investee.  These joint ventures relate to the Energy & Construction segment and the Infrastructure & Environment segment; the Federal Services segment was not affected.

Joint Venture	Ownership Interest	Accounting Method Used in FY 2009	Correct Method for FY 2009	As Reported Basis in FY 2009 (under FIN 46(R))	Accounting Method Used in FY 2010	As Reported Basis in FY 2010 (under ASC Topic 810)
Energy & Construction Segment
Connecting Idaho Partners - JV	51%	Equity	Consolidation
These joint ventures (“JVs”) and limited liability companies (“LLCs”) were originally evaluated as voting interest entities and not as variable interest entities (“VIEs”).  We did not have voting control because critical board actions require unanimous consent; therefore, these entities were not consolidated.
Leading up to adoption of ASC Topic 810, we determined the entities should have been accounted for as VIEs due to various factors, such as the existence of insufficient equity and/or cost reimbursable contracts. Therefore, voting control was not the determining factor for consolidation purposes.  After determining that these entities were VIEs, we noted that the JV partners are considered related parties due to mutual transfer restrictions (see discussion regarding transfer restrictions in Appendix A) and concluded that we are the party that is most closely associated with the VIEs.  As such, we determined that we are the primary beneficiary and accordingly should have consolidated these entities.
					Consolidation
Our analysis under ASC Topic 810 confirmed that these entities continue to be VIEs. We continue to be the primary beneficiary as we have the power to direct the activities of these entities that most significantly impact the VIEs’ economic performance. In addition, we have the obligation to absorb the losses or the right to receive benefits that could be potentially significant to the VIEs.

Florida Toll Services - JV	60%	Equity	Consolidation		Consolidation
The Steam Generating Team, LLC	50%	Equity	Consolidation		Consolidation
TTT, LLC	50%	Equity	Consolidation		Consolidation
Eastside Light Rail Transit Project – JV	60%	Equity	Consolidation
The basis for consolidation of this JV is the same as stated above. We have 60% ownership interest in this JV and our voting interest is at 50%.  We determined that this entity should have been accounted for as a VIE and that we are the party that is most closely associated with this entity (see discussion in Appendix A).  As such, we determined that we are the primary beneficiary and accordingly should have consolidated the entity.

					Consolidation
Washington Closure Hanford LLC	40%	Equity	Consolidation
The basis for consolidation of this JV is the same as stated above. We have a 40% ownership interest in Washington Closure Hanford LLC and the two other partners each hold a 30% ownership interest. Similar to the JVs listed above, we do not have voting control because critical board actions require unanimous consent. We determined that this entity should have been accounted for as a VIE and we are the party that is most closely associated with this entity. As such, we determined that we are the primary beneficiary and accordingly should have consolidated the entity.
					Consolidation
Infrastructure & Environment Segment
Amtrak JV	55%	Equity	Consolidation
These JVs were originally determined to be VIEs and we determined that we are the primary beneficiary due to various factors, such as the existence of insufficient equity and/or cost reimbursable contracts. However, we decided not to consolidate them because they were immaterial.
					Consolidation
Our analysis under ASC Topic 810 confirmed that these entities continue to be VIEs. We continue to be the primary beneficiary as we have the power to direct the activities of these entities that most significantly impact the VIEs’ economic performance. In addition, we have the obligation to absorb the losses or the right to receive benefits that could be potentially significant to the VIEs.

URS-JEG JV	85%	Equity	Consolidation		Consolidation
URS-LAD JV	60%	Equity	Consolidation		Consolidation
NISTAC D JV	50%	Equity	Consolidation
This JV was originally evaluated as a voting interest entity.  Leading up to adoption of ASC Topic 810, we determined this entity should have been accounted for as a VIE, and that we are the party that is most closely associated with this JV.  As such, we determined that we are the primary beneficiary and accordingly should have consolidated the entity.

					Consolidation
URS/BLL JV	50%	Equity	Consolidation
These JVs were originally evaluated as VIEs, but based on our ownership interest of 50% or less, we determined that we were not exposed to a majority of the expected losses and therefore did not have controlling financial interest.   Leading up to adoption of ASC Topic 810, we noted that the JV partners should have been considered to be related parties due to mutual transfer restrictions (see discussion regarding transfer restrictions in Appendix A) and concluded that we are the party that is most closely associated with the VIEs.  As such, we determined that we are the primary beneficiary and accordingly should have consolidated these entities.
					Consolidation
Map IX JV	47.5%	Equity	Consolidation		Consolidation

United Kingdom (“U.K.”) Joint Ventures

Background. Our Energy & Construction segment is a party to two contractual arrangements each of which oversees a site license company that provides management and operation services to the Nuclear Decommissioning Authority (“NDA”), which is a part of the U.K. government and is responsible for the decommissioning and clean-up of the U.K.’s civil public sector nuclear sites.  According to the NDA’s website, www.nda.gov.uk, the NDA does not directly manage the facilities it owns.  Instead, it contracts out the delivery of the site programs through management and operation contracts with licensed operators, referred to as Site License Companies (“SLCs”), at each site.  SLCs manage sites, including preparing site plans and performing and sub-contracting work.  Parent Body Organizations (“PBOs”), such as the aforementioned joint ventures in which we are a partner, own shares in the SLCs for the duration of their contracts with the NDA.

Relationship of the PBOs with URS.  We are a partner in two PBOs, or U.K. joint ventures, namely, Nuclear Management Partners Limited (“NMP-PBO”) and U.K. Nuclear Waste Management Limited (“LLWR-PBO”), which have ownership and economic interest percentages of 44/36/20 and 75/15/10, respectively. In each case, we own the largest share of the joint venture.

Relationship of the SLCs with the PBOs.  Each of the two PBOs wholly owns an SLC. Although each SLC is wholly-owned by a PBO, its nuclear activities are regulated by the Nuclear Installations Inspectorate (“NII”) of the U.K. government, and all of its activities require the NDA’s approval for all significant legal and operational decisions.  In essence, the SLC is owned and managed by the PBO, but closely overseen and controlled by the NII and the NDA.  Thus, we determined that the PBOs are not the entities most closely associated with the SLCs based on the following key elements:

•
SLCs are separate legal entities owned and managed by the PBOs, but daily and tactically, overseen by the NII and controlled by the NDA based on approval rights over key governing decisions, including key financial and operating policies and protocols.

•
Pursuant to the cost-plus contract terms, the NDA bears the majority of all economic risks and rewards associated with the SLCs and retains all significant assets and liabilities, including potential future nuclear and pension liabilities.  The NDA also approves operating budgets and the process the SLC then follows for earning and distributing dividends.

•	The primary reason for the two-tiered structure (both a PBO and an SLC) is to facilitate the effective transfer of the permits and licenses to operate the nuclear sites to the owners of the PBOs.

•
The shares of the SLCs were originally transferred to their respective PBOs in exchange for minimal consideration of £1 each.  The NDA also has a call option on the ownership of the SLCs and may transfer ownership at a pre-determined price of £1.

With regard to consolidation of the SLCs into the respective PBOs, since each PBO is not most closely associated with its SLC, the PBO should not consolidate the SLC’s activities but rather use the equity method of accounting.  In fiscal year 2009, the NMP-PBO appropriately accounted for its SLC ownership using the equity method of accounting; however, the LLWR-PBO inappropriately consolidated its SLC ownership.  Therefore, the LLWR-PBO deconsolidated its ownership in the LLW Repository Limited (“LLWR-SLC”) and appropriately applied the equity method of accounting at the beginning of fiscal year 2010.  As a result of the above, both PBOs now record 100% of SLC earnings using the equity method of accounting in their statements of operations.

U.K. Joint Ventures	Accounting Method Used in FY 2009	Correct Method for FY 2009
Sellafield Limited, (“NMP-SLC”), owned but not controlled by the NMP-PBO	Equity	Equity
LLW Repository Limited, (“LLWR-SLC”), owned but not controlled by LLWR-PBO	Consolidation	Equity

With regard to our consolidation of the PBOs, since there are transfer restrictions within each PBO joint venture agreement, mutually agreed upon amongst all the joint venture partners, the party that is most closely associated with the joint venture is deemed to be the primary beneficiary (see further discussion in Appendix A).  In both cases, it was determined that we are the primary beneficiary of both the NMP-PBO and the LLWR-PBO.  In fiscal year 2009, we appropriately consolidated the LLWR-PBO; however, we should have consolidated the NMP-PBO instead of recording the NMP-PBO under the equity method of accounting.  Therefore, we consolidated the NMP-PBO at the beginning of our 2010 fiscal year. As a result of the above, we consolidated both PBOs in our consolidated statements of operations.  In consolidating these PBOs, we included the SLC earnings in the line item “Equity in income of unconsolidated joint ventures” of our consolidated statements of operations and eliminated our partners’ share of equity earnings in the line item “Noncontrolling interests in income of consolidated subsidiaries, net of tax.”

U.K. Joint Ventures	Accounting Method Used in FY 2009	Correct Method for FY 2009
Nuclear Management Partners Limited, (“NMP-PBO”)	Equity	Consolidation
UK Nuclear Waste Management Limited, (“LLWR-PBO”)	Consolidation	Consolidation

The following table summarizes our analysis and accounting methods used for our U.K. joint ventures.

U.K. Joint Ventures	Ownership Interest	Accounting Method Used in FY 2009	Correct Method for FY 2009	As Reported Basis in FY 2009 (under FIN 46(R))	Accounting Method Used in FY 2010	As Reported Basis in FY 2010 (under ASC Topic 810)
Nuclear Management Partners Limited, (“NMP-PBO”)	44%	Equity	Consolidation
Due to various factors including a cost reimbursable contract and insufficient equity, this JV was originally evaluated as a VIE, but based on our ownership interest of 44%, we did not consider URS as the primary beneficiary.  Based on our ownership interest of 50% or less, we determined that we were not exposed to a majority of the expected losses and   therefore did not have a controlling financial interest.   Leading up to adoption of ASC Topic 810, we noted that the JV partners should have been considered to be related parties due to mutual transfer restrictions (see discussion regarding transfer restrictions in Appendix A) and concluded that we are the party that is most closely associated with the VIE.  As such, we determined that we are the primary beneficiary and accordingly should have consolidated this entity.
					Consolidation
Our recent analysis confirmed that this joint venture is a VIE and we are the primary beneficiary as we have the largest equity interest of the three partners.  We have the power to direct the activities that most significantly impact the VIE's economic performance, based on the factors described in Appendix B. In addition, we have the obligation to absorb the losses or the right to receive benefits that could be potentially significant to the VIEs.

Sellafield Limited, (“NMP-SLC”), owned but not controlled by the NMP-PBO	100%	Equity	Equity
This entity was originally evaluated as a VIE and it followed the same accounting treatment as its parent NMP-PBO, resulting in it correctly being recorded under the equity method of accounting by the NMP-PBO.
					Equity
Our recent analysis confirmed our earlier conclusion that the design of the entity was such that the NMP-PBO does not have the power to control the entity.  Please see the discussion in section "UK Joint Ventures," above.

UK Nuclear Waste Management Limited, (“LLWR-PBO”)	75%	Consolidation	Consolidation	This JV was originally evaluated as a VIE, and was correctly consolidated because we determined that we are the primary beneficiary.	Consolidation	The basis for consolidation of this JV is the same as the NMP-PBO above.. Our recent analysis confirmed that this joint venture is a VIE and we are the primary beneficiary.
LLW Repository Limited, (“LLWR-SLC”), owned but not controlled by LLWR-PBO	100%	Consolidation	Equity
This entity was originally evaluated as a VIE. It incorrectly followed the same accounting treatment as the LLWR-PBO and was consolidated by its parent LLWR-PBO. It should not have been consolidated into the LLWR-PBO as the LLWR-PBO is not the party most closely associated with the entity.  Please also see the discussion above.
					Equity	Our recent analysis determined that the design of the entity was such that the LLWR-PBO does not have the power to control the entity. Please see the discussion in section "UK Joint Ventures," above.

Other Immaterial Joint Ventures

As of January 1, 2010, we also had approximately 70 joint ventures that were not evaluated under the VIE model. We considered them to be immaterial since their aggregate total revenues and equity in income of unconsolidated joint ventures amounted to $58.7 million and $1.5 million, respectively.   Some of these joint ventures are inactive or in the process of being dissolved.  These joint ventures have been accounted for using the equity method of accounting.

ii) quantify the impact of the newly consolidated joint ventures on segment revenue and segment equity income for the quarter ended April 2, 2010, the fiscal year ended January 1, 2010, and for the quarters of 2009, and;

Response:

The quantitative net impact of the correct application of FIN 46(R) on segment revenues and segment equity in income of unconsolidated joint ventures for the four quarters and the full fiscal year of 2009 are shown below.

Net Impact of the Correct Application of FIN 46(R) in Fiscal Year 2009

	Infrastructure & Environment		Energy & Construction		Consolidated Amount
(In Millions)	As Reported	Change	As Reported	Change	As Reported	Change
Quarter ended April 3, 2009
Total revenues	$831.6	$16.6	$1,073.3	$123.3	$2,520.6	$139.9
Equity in income of unconsolidated joint ventures	$2.6	$(0.1)	$35.5	$(0.3)	$40.0	$(0.4)
Quarter ended July 3, 2009
Total revenues	$812.1	$18.6	$850.7	$40.0	$2,297.6	$58.6
Equity in income of unconsolidated joint ventures	$0.9	$(0.2)	$16.2	$1.5	$18.3	$1.3
Quarter ended October 2, 2009
Total revenues	$793.0	$15.4	$886.4	$37.5	$2,318.5	$52.9
Equity in income of unconsolidated joint ventures	$1.9	$(0.1)	$17.5	$3.6	$20.7	$3.5
Quarter ended January 1, 2010
Total revenues	$733.7	$12.5	$773.5	$102.2	$2,112.4	$114.7
Equity in income of unconsolidated joint ventures	$0.8	$(0.1)	$19.8	$9.1	$21.9	$9.0
Year ended January 1, 2010
Total revenues	$3,170.4	$63.1	$3,583.9	$303.0	$9,249.1	$366.1
Equity in income of unconsolidated joint ventures	$6.2	$(0.5)	$89.0	$13.9	$100.9	$13.4

The net impact of the accounting change for the first quarter of fiscal year 2010 is shown below.

	Infrastructure & Environment			Energy & Construction		Consolidated Balance
(In Millions)	Total Amount	Net Impact of the Accounting Change		Total Amount	Net Impact of the Accounting Change	Total Amount	Net Impact of the Accounting Change

Quarter ended April 2, 2010
Total revenues	$775.1		$18.3	$808.1	$31.4	$2,207.5	$49.8
Equity in income of unconsolidated joint ventures1	$0.9	$	(0.1)	$22.3	$4.9	$24.7	$4.8
1 The equity in income of unconsolidated joint ventures was substantially reduced due to the sale of our equity investment in MIBRAG mbH (“MIBRAG”) on June 10, 2009. Our equity in income from MIBRAG for the first quarter of fiscal 2009 amounted to $15.3 million.

iii) quantify the impact of the newly deconsolidated joint ventures on segment equity income for the fiscal year ended January 1, 2010. We may have further comment.

Response:

The impact of the deconsolidation of the LLWR-SLC by its parent LLWR-PBO on segment equity income for the fiscal year ended January 1, 2010 would have been an increase of $2.8 million.  (Note that this amount is included in the fiscal year 2009 table above.)

Note 10, Income Taxes, page 19

3.
We note your determination during the first quarter of 2010 to indefinitely reinvest offshore the earnings of your foreign subsidiaries, which resulted in the reversal of the net U.S. deferred tax liability on the undistributed earnings of all foreign subsidiaries. Given the significant impact such determination had on net income, please tell us and disclose in future filings the amount of cash actually distributed by these foreign subsidiaries over the last three years. Also please name your foreign subsidiaries, the country in which each is domiciled, and provide the “indefinite reversal criteria” discussed in ASC Topic 740-35-25-17 to 740-35-25-18 that is required to overcome the presumption that all undistributed earnings will be transferred to the parent entity.

Response:

In accordance with ASC Topic 740-30-25-17, the presumption in paragraph 740-30-25-3 that “all undistributed earnings will be transferred to the parent entity may be overcome, and no income taxes shall be accrued by the parent entity, for entities and periods, if sufficient evidence shows that the subsidiary has invested or will invest the undistributed earnings indefinitely or that the earnings will be remitted in a tax-free liquidation. A parent entity shall have evidence of specific plans for reinvestment of undistributed earnings of a subsidiary which demonstrate that remittance of the earnings will be postponed indefinitely.”

As disclosed in our Form 10-Q for the quarter ended April 2, 2010, “on February 16, 2010, we entered into a consent with our lenders related to our 2007 Credit Facility that permits us to utilize the funds received in June 2009 from the sale of our equity investment in MIBRAG for general operating purposes. This consent allows these funds to be indefinitely reinvested offshore as part of our strategy to expand our international business.”

Additionally, our strategy is to expand our international business through acquisitions, as well as through organic growth. As evidence of this strategy, as indicated in a Form 8-K filed with the SEC on June 29, 2010, we announced our offer to acquire Scott Wilson Group plc., a leading infrastructure engineering firm based in the United Kingdom, which, if successfully completed, would require the investment of a substantial portion of our available off-shore cash.  Our forecast of operating cash flows indicates that domestic cash flow will be sufficient to fund domestic operations as well as external debt, without a need for cash distributions from foreign operations.

As requested, we will disclose in future filings the amount of cash that was actually distributed by foreign subsidiaries to U.S. shareholders over the most recent three-year period. Future filings will include language comparable to the following at the end of the first paragraph under Note 10:

“For fiscal years 2007 and 2008, our foreign subsidiaries distributed $0.1 million and $8.3 million, respectively, to U.S. shareholders.  There was no cash distribution made by our foreign subsidiaries to U.S. shareholders for fiscal year 2009.”

Please see Exhibit I, attached, for a listing of our foreign subsidiaries’ names and countries of domicile.

Finally, our financial plans reflect that cash flows generated for the foreseeable future by existing operations and planned acquisitions will be needed to fund the working capital needs and purchase price of our expanding international business.

Closing

If you have any additional questions, please feel free to call me at (415) 774-2770.

Very truly yours,

By:	/s/ Reed N. Brimhall
Reed N. Brimhall
Vice President, Controller and Chief Accounting Officer
URS Corporation

cc:
Martin M. Koffel
Chairman and Chief Executive Officer
URS Corporation
600 Montgomery Street, 26th Floor
San Francisco, CA 94111-2728

H. Thomas Hicks
Chief Financial Officer
URS Corporation
600 Montgomery Street, 26th Floor
San Francisco, CA 94111-2728

Joseph Masters
Vice President and General Counsel
URS Corporation
600 Montgomery Street, 26th Floor
San Francisco, CA 94111-2728

Armen Der Marderosian
Chair, Audit Committee
URS Corporation
600 Montgomery Street, 26th Floor
San Francisco, CA 94111-2728

Samuel M. Livermore
Cooley Godward Kronish LLP
101 California Street, 5th Floor
San Francisco, CA 94111-5800

Craig Lutz
PricewaterhouseCoopers LLP
Three Embarcadero Center
San Francisco, CA  94111-4004

Appendix A:

Brief Summary of the Requirements in Identifying the Primary Beneficiary under FIN 46(R)

Consideration of Transfer Restrictions

FIN 46(R) states that the primary beneficiary of a VIE is the party that receives the majority (i.e. greater than 50%) of the expected losses, residual returns, or both.  For our business, a significant majority of our joint ventures have economic risks and rewards, or expected losses or residual returns, which are shared in proportion to our respective ownership interests.  As such, a review of our ownership percentage was generally an accurate method to evaluate if we would absorb a majority of the expected losses or have the rights to receive a majority of the expected returns of a VIE.  However, if there is a group of related parties that in aggregate is exposed to the majority of expected losses, expected residual returns, or both, then the one member of the related party most closely associated with the VIE, must be deemed the primary beneficiary and is required to consolidate the VIE.

Under FIN 46(R) ¶16, related parties include both (i) parties identified in ASC Topic 810-10-25-43 and ASC Topic 850 (formerly referred as “FAS 57 Related Party Disclosures”), and (ii) any "de facto agents" of an enterprise.  A mutual agreement that no party can sell, transfer or encumber its interest in an entity without the prior approval of all parties, would create a de facto agent/related-party relationship between parties.  Once the related party group has been identified as the primary beneficiary, it must be determined which entity within the related party group should consolidate the JV.  FIN 46(R) ¶17 dictates that the consolidating entity should be the one considered most closely related to the VIE within the related party group.  In determining which party is most closely associated with the VIE, the standard identifies the following four factors to be considered and requires an assessment of all applicable and relevant factors in their entirety given the facts and circumstances involved:

a.	The existence of a principal-agency relationship between parties within the related party group;

b.	The relationship and significance of the activities of the VIE to the various parties within the related party group;

c.	A party’s exposure to the expected losses of the VIE; and

d.	The design of the VIE.

Due to mutual agreements with our JV partners that no partner can sell, transfer or encumber its interest in the JVs without the prior approval of all partners, we are deemed to be de facto agents/ related parties for purposes of applying FIN 46(R).  For each of these JVs, the aggregated related party group would absorb a majority of the JV's expected losses and would receive a majority of the JV's expected residual returns.  As such, the party within the related party group that is most closely associated with the JV would be the primary beneficiary and consolidate the JV.  In evaluating the above factors, we determined that we are the party who is most closely associated with these JVs based on the existence of several factors and their importance to the arrangements:

•
These JVs were designed so that we provide the Project Manager or Project Executive who has the ability to direct or approve how key activities or services are performed (e.g., responsible for general management, control and operations,  managing the client relationship, assignment of work to the JV partners or subcontractors, etc.).

•	We provide a majority or a significant portion of the services rendered to these JVs in terms of overall economics (e.g., hours performed or amounts billed).

•	In some JVs, we hold relatively more governance rights than the other JV partners (e.g., we have the unilateral right to resolve disputes in executive decisions).

•	In some JVs, we have been the project sponsor or lead in negotiating the contract with the client.

•	In some JVs, we provide financial and administrative support services.

Appendix B:

Brief Summary of the Requirements of Identifying the Primary Beneficiary under ASC Topic 810 (formerly referred as “FAS 167”)

ASC Topic 810-10 requires identification of the party, if one exists, that possesses a controlling financial interest in the entity being evaluated for purposes of determining whether consolidation is required. Under this guidance, the primary beneficiary is the party that has (i) the power to direct the activities that most significantly impact the entity's economic performance and (ii) the obligation to absorb losses or rights to receive benefits from the entity that could potentially be significant to the VIE.

The amended guidance in ASC Topic 810-10 requires that the individual parties within a related party group (including de facto agents) are required to separately consider whether they meet both the power and losses or benefits criteria on their own as though no related party relationship existed.  If one party within the related party group meets both criteria, it is the primary beneficiary of the VIE and no further analysis is needed. In addition, the definition of de facto agents was amended in ASC Topic 810 such that a de facto agency relationship would not exist if parties have the right of prior approval and the rights are based on mutually agreed terms by willing, independent parties.

As a result of the amendments, we were no longer subject to the related party guidance. However, we determined that we should continue to be the primary beneficiary of the VIEs as we have both (i) the power to direct the activities that most significantly impact the joint ventures' economic performance, and (ii) the obligation to absorb losses or rights to receive benefits from the entities that could potentially be significant to the entities.

The following factors were considered in determining that we have the power to direct the activities of the newly consolidated joint ventures:

•
We analyzed the activities that most significantly impact our JVs' economic performance and determined that, we, in our capacity as the Program Managers (or similar roles) have significant latitude in directing the most significant activities of the joint ventures.

•	In certain JVs, we have more governance rights than the other joint venture partners, (e.g., we have the unilateral right to resolve disputes for executive decisions).

•
In certain joint ventures, we have a larger proportion of the economics in the entity than our partners have, which provides an additional indicator that we have the power to direct the activities of the VIE.

Exhibit I:

Entity Name	Jurisdiction
AACM International Pty Limited	Australia
AGC Woodward-Clyde Pty Limited	Australia
ARGE Projektsteuerung Kommualdeponie Weisser Weg JV	Germany
Broadway Insurance Company Ltd	Bermuda
Business Risk Strategies Pty Limited	Australia
Cleveland Wrecking Canada Limited	Canada
Constructora MK de Mexico SA de CV	Mexico
Dames & Moore International SRL	Japan/Venezuela
Dames & Moore Limited	United Kingdom
Dames & Moore Pty Limited	Australia
Fortech Finance Pty Limited	Australia
GIBSIN Engineers Ltd	Taiwan
Greiner Woodward Clyde Dames & Moore (Malaysia) Sdn Bhd	Malaysia
Hoisting Systems Pty Limited	Australia
Hollingsworth Dames & Moore Pty Limited	Australia
LLW Repository Limited	United Kingdom
MK Engineers and Contractors SA de CV	Mexico
Morrison Knudsen Engenharia SA	Brazil
Morrison Knudsen MISR LLC	Egypt
Morrison Knudsen Umwelt GmbH	Germany
Morrison Knudsen Venezuela SA	Venezuela
Murray North International Limited	New Zealand
O'Brien Kreitzberg & Associates Limited	United Kingdom
O'Brien Kreitzberg Asia Pacific Limited	China (Hong Kong)
Professional Insurance Limited	Bermuda (US Entity)
PT Geobis Woodward-Clyde Indonesia	Indonesia
PT Morrison Knudsen Indonesia	Indonesia
PT URS Indonesia	Indonesia
Radian International Pty Limited	Australia
Radian SEA Limited	Thailand
Raytheon Engineers & Constructors Italy SRL	Italy
SBG-Rust	Saudi Arabia
TC Consultores Ltda	Portugal
Tecnologias Y Servicios Ambientales Tesam SA	Chile
Thorburn Colquhoun Holdings Limited	United Kingdom
UK Nuclear Waste Management Limited	United Kingdom
United Mid East Saudi Arabia	Saudi Arabia
United Research Services España SLU	Spain
URS (PNG) Limited	Papua New Guinea
URS (Thailand) Limited	Thailand
URS ACE LLP	United Kingdom
URS Architects & Engineers Canada Inc	Canada
URS Asia Pacific Pty Ltd	Australia
URS Australia Pty Ltd	Australia
URS Australia Pty Ltd-Indonesian Branch	Indonesia
URS Australia Pty Ltd-Vietnamese Rep Office	Vietnam
URS Belgium BVBA	Belgium
URS Canada Inc	Canada
URS Canadian Operations Ltd.	Canada
URS Chile SA	Chile
URS Consulting (India) Pvt Ltd	India
URS Consulting (Shanghai) Ltd	China
URS Consulting (Shanghai) Ltd-China-Suzhou Branch	China
URS Consulting (Singapore) Pte Ltd	Singapore
URS Consulting Malaysia Sdn Bhd	Malaysia
URS Corporation Bolivia SA	Bolivia
URS Corporation de Mexico S de R L de C V	Mexico
URS Corporation Limited	United Kingdom
URS Corporation Limited-Azerbaijani Branch (aka Baku Branch)	Azerbaijan
URS Corporation Limited-Qatari Branch	Qatar
URS Corporation SA	Argentina
URS Corporation Servicios S de RL de CV	Mexico
URS Deutschland GmbH	Germany
URS Deutschland GmbH-Danish Permanent Establishment Tax Only Registration	Denmark
URS EG&G Defense Services Pty Ltd	Australia
URS Engineers PSC	Puerto Rico
URS Europe Limited	United Kingdom
URS Facility Management Limited	United Kingdom
URS Forestry Pty Ltd	Australia
URS France SAS	France
URS Global Holdings UK Limited	United Kingdom
URS Global Luxembourg Sarl	Luxembourg
URS Global Opportunities (UK) Limited	United Kingdom
URS Greiner (Malaysia) Sdn Bhd	Malaysia
URS Greiner Woodward-Clyde (Malaysia) Sdn Bhd	Malaysia
URS Hong Kong Limited	China (Hong Kong)
URS International Holding (UK) Limited	United Kingdom
URS Ireland Limited	Ireland
URS Italia SpA	Italy
URS Netherlands BV	Netherlands
URS New Zealand Limited	New Zealand
URS Nordic AB	Sweden
URS Nordic AB-Finland Registered Branch	Finland
URS Nordic AB-Norway Registered Branch	Norway
URS Philippines Inc	Philippines
URS Puerto Rico LLP	Puerto Rico
URS Qatar LLC	Qatar
URS Strategic Issues Management Pty Limited	Australia
URS Verification Limited	United Kingdom
Washington E & C Limited	United Kingdom
Washington E & C Limited-Irish Branch	Ireland
Washington E&C Romania SRL	Romania
Washington Group (Malaysia) Sdn Bhd	Malaysia
Washington Group (St Lucia) Holding Limited	St Lucia
Washington Group Bolivia SRL	Bolivia
Washington Group Deutschland GmbH	Germany
Washington Group Engineering Consulting (Shanghai) Co Ltd	China
Washington Group International do Brasil Ltda	Brazil
Washington Group International Hungary Kft	Hungary
Washington Group International Trading (Shanghai) Co Ltd	China
Washington Group Jamaica Limited	Jamaica
Washington Group Polska Sp z o o	Poland
Washington International BV	Netherlands
Washington International Saudi Arabia	Saudi Arabia
Washington Senggara Sdn Bhd	Malaysia
WGI (India) Consultancy Services Private Limited	India
WGI Middle East (UK) Ltd	United Kingdom
WGI Netherlands BV	Netherlands
WHI Canadian Constructors Ltd	Canada
WHI Canadian Constructors Ltd-Alberta Qualification	Canada
WHI Constructors Ltd	Canada
WHI Constructors Ltd-Alberta Qualification	Canada
Woodward-Clyde Geo-Consulting Sdn Bhd	Malaysia
Woodward-Clyde Limited	United Kingdom